As filed with the Securities and Exchange Commission on July 18, 2023

REGISTRATION NO. 333-268922

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST- EFFECTIVE AMENDMENT NO. 1

TO

FORM S-4

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

ATLANTA BRAVES HOLDINGS, INC.

(Exact name of Registrant as specified in its charter)

Nevada	7900	92-1284827
(State or other jurisdiction	(Primary Standard Industrial	(I.R.S. Employer
of incorporation or organization)	Classification code number)	Identification No.)

12300 Liberty Boulevard, Englewood, Colorado 80112, (720) 875-5500

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Renee L. Wilm	Copy to:
Chief Legal Officer & Chief Administrative Officer	C. Brophy Christensen
Atlanta Braves Holdings, Inc.	O’Melveny & Myers LLP
12300 Liberty Boulevard	Two Embarcadero Center
Englewood, Colorado 80112	28th Floor San Francisco, CA 94111
(720) 875-5500	(415) 984-8700
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective and all other conditions to the proposed transactions described herein have been satisfied or waived, as applicable.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. ☒ File No. 333-268922

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☒

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to Form S-4 amends the Registration Statement on Form S-4 of Atlanta Braves Holdings, Inc. (the “Registrant”) (Registration No. 333-268922), as amended prior to the date hereto (the “Registration Statement”), which was declared effective by the Securities and Exchange Commission (the “Commission”) on June 9, 2023 (the “Effective Date”). All capitalized terms used but not otherwise defined in this Post-Effective Amendment No. 1 shall have the meanings ascribed to them in the Registration Statement.

At 5:00 p.m. New York City time, July 18, 2023, Liberty Media Corporation (“Liberty”), the current parent company of the Registrant, will effect a redemptive split-off of the Registrant (the “Split-Off”) pursuant to which Liberty will redeem each outstanding share of Liberty Braves common stock in exchange for one share of the corresponding series of the Registrant’s common stock.  Upon the Split-Off, the Registrant will be separated from Liberty and become a separate publicly traded company.

This Post-Effective Amendment No. 1 is being filed for the purposes of replacing Exhibit 8.1: Form of Opinion of Skadden, Arps, Slate, Meagher, & Flom LLP regarding certain tax matters, previously filed with the Registration Statement, with a final, executed version of Exhibit 8.1. The Registration Statement is hereby amended, as appropriate, to reflect the replacement of such exhibit.

Item 21. Exhibits And Financial Statement Schedules.

(a)       Exhibits. The following is a complete list of Exhibits filed as part of this Registration Statement.

Exhibit No.	Document
2.1	Form of Reorganization Agreement between the Registrant and Liberty Media Corporation.*

3.1	Form of Amended and Restated Articles of Incorporation of the Registrant to be in effect at the time of the Split-Off.*

3.2	Form of Amended and Restated Bylaws of the Registrant to be effect at the time of the Split-Off.*

5.1	Opinion of Greenberg Traurig, LLP as to the legality of the securities being registered.*

8.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding certain tax matters.

10.1	Form of Atlanta Braves Holdings, Inc. 2023 Omnibus Incentive Plan.*

10.2	Form of Atlanta Braves Holdings, Inc. Transitional Stock Adjustment Plan.*

10.3	Form of Tax Sharing Agreement between the Registrant and Liberty Media Corporation.*

10.4	Form of Services Agreement between the Registrant and Liberty Media Corporation.*

10.5	Form of Facilities Sharing Agreement between the Registrant and Liberty Media Corporation.*

10.6	Form of Aircraft Time Sharing Agreements between the Registrant and Liberty Media Corporation.*

10.7	Form of Indemnification Agreement by and between the Registrant and its executive officers/directors.*

10.8	Form of Registration Rights Agreement between the Registrant and Liberty Media Corporation.*

10.9	Stadium Operating Agreement, dated May 27, 2014, by and among Braves Stadium Company, LLC, Cobb-Marietta Coliseum and Exhibit Hall Authority and Cobb County, Georgia.*

21.1	Subsidiaries of Atlanta Braves Holdings, Inc.*

23.1	Consent of KPMG LLP (Liberty Media Corporation).*

23.2	Consent of KPMG LLP (Atlanta Braves Holdings, Inc.).*

23.3	Consent of Greenberg Traurig, LLP (included in Exhibit 5.1).*

23.4	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 8.1).

24.1	Power of Attorney.*

99.1	Rule 438 Consent to be Named in the Registration Statement of Brian M. Deevy.*

99.2	Rule 438 Consent to be Named in the Registration Statement of Wonya Y. Lucas.*

99.3	Rule 438 Consent to be Named in the Registration Statement of Terence McGuirk.*

99.4	Rule 438 Consent to be Named in the Registration Statement of Diana M. Murphy.*

107	Filing Fee Table.*

* Previously filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Englewood, state of Colorado, on July 18, 2023.

ATLANTA BRAVES HOLDINGS, INC.

By:	/s/ Renee L. Wilm
Name:	Renee L. Wilm
Title:	Chief Legal Officer and Chief Administrative Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Name	Title	Date

*	Chairman of the Board, Chief Executive	July 18, 2023
Gregory B. Maffei	Officer(Principal Executive Officer), President and Director

*	Chief Accounting Officer (Principal Financial	July 18, 2023
Brian J. Wendling	Officer and Principal Accounting Officer)

/s/ Renee L. Wilm	Chief Legal Officer and Chief Administrative Officer Director	July 18, 2023
Renee L. Wilm

*By:	/s/ Renee L. Wilm
Renee L. Wilm
Attorney-in-fact